Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying financial statements and other financial information have been prepared by the company’s management which is responsible for their integrity and objectivity. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate. These policies and procedures are designed to provide a high degree of assurance that relevant and reliable financial information is produced.

These financial statements have been prepared in conformity with accounting principles generally accepted in Canada, and where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.

Deloitte & Touche, LLP, the independent auditors appointed by the shareholders, have examined the consolidated financial statements set out on pages 58 through 95 in accordance with auditing standards generally accepted in Canada to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out below.

The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management’s financial reporting responsibilities and is responsible for reviewing and approving the financial statements.

Toronto, Canada	Bryan K. Davis
February 11, 2004	Senior Vice-President, Finance

AUDITORS’ REPORT

To the Shareholders of Brascan Corporation:

We have audited the consolidated balance sheets of Brascan Corporation as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	Deloitte & Touche, LLP
February 11, 2004	Chartered Accountants

BRASCAN CORPORATION 2003 ANNUAL REPORT   57

CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 31
MILLIONS	Note	2003	2002
Assets
Operating assets
Real estate	2	$8,311	$7,912
Power generation	3	1,927	1,587
Funds management	4	1,215	1,138

		11,453	10,637
Investments	5	2,003	1,464
Cash and cash equivalents		382	332
Financial assets	6	854	718
Accounts receivable and other	7	1,623	1,271

		$16,315	$14,422

Liabilities
Non-recourse borrowings
Property specific mortgages	8	$4,881	$4,992
Other debt of subsidiaries	8	2,075	1,867
Corporate borrowings	9	1,213	1,035
Accounts and other payables	10	1,745	1,262
Shareholders’ interests
Minority interests of others in assets	11	1,516	1,456
Preferred equity
Corporate	12	852	735
Subsidiaries	12	1,009	450
Common equity	13	3,024	2,625

		$16,315	$14,422

On behalf of the Board:

Robert J. Harding, FCA, Director	Jack M. Mintz, Director

58   BRASCAN CORPORATION 2003 ANNUAL REPORT

CONSOLIDATED STATEMENT OF INCOME

YEARS ENDED DECEMBER 31
MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2003	2002
Total revenues and gains		$3,370	$3,064

Net operating income	15
Real estate		841	745
Power generation		172	153
Funds management		166	140
Property gains		100	60
Investment income and other		156	116

		1,435	1,214
Expenses
Interest expense		471	466
Minority share of income before non-cash items	16	319	287
Other operating costs and taxes		88	56

Income before non-cash items		557	405
Depreciation and amortization		149	121
Taxes and other non-cash items	17	165	104
Minority share of non-cash items	16	(100)	(84)

Income before investments		343	264
Equity accounted income (loss) from investments	18	65	(181)

Net income		$408	$83

Net income per common share
Diluted	13	$1.98	$0.21
Basic		$2.03	$0.21

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

	YEARS ENDED DECEMBER 31
	MILLIONS	Note	2003	2002
	Retained earnings, beginning of year		$1,491	$1,596
	Net income		408	83
	Preferred equity issue costs		(4)	(5)
Shareholder distributions	– Preferred equity	22	(58)	(44)
	– Common equity	22	(126)	(112)
	Amount paid in excess of the book value of common shares purchased for cancellation		(26)	(27)

	Retained earnings, end of year		$1,685	$1,491

BRASCAN CORPORATION 2003 ANNUAL REPORT   59

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31
MILLIONS	Note	2003	2002
Cash flow from operations and gains
Income before non-cash items		$557	$405
Dividends from Noranda Inc.		49	48
Dividends from Nexfor Inc.		18	16

		624	469
Operating activities
Commercial property gains, net of minority share		(50)	(29)
Net change in non-cash working capital balances and other		168	(115)

		742	325

Financing activities
Corporate borrowings, net of repayments	21	177	209
Property specific mortgages, net of repayments	21	(384)	483
Other debt of subsidiaries, net of repayments	21	82	(124)
Corporate preferred equity issued		117	126
Preferred equity of subsidiaries issued		408	127
Common shares and equivalents repurchased		(91)	(143)
Common shares of consolidated subsidiaries issued		8	65
Common shares of consolidated subsidiaries repurchased		(133)	(308)
Undistributed minority share of cash flow		182	178
Shareholder distributions	22	(184)	(156)

		182	457

Investing activities
Investment in or sale of operating assets, net
Real estate	21	(161)	(113)
Power generation		(164)	(539)
Funds management	21	(89)	(282)
Financial assets	21	(45)	142
Investments		(415)	(40)

		(874)	(832)

Cash and cash equivalents
Increase (decrease)		50	(50)
Balance, beginning of year		332	382

Balance, end of year		$382	$332

60   BRASCAN CORPORATION 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”). The company’s accounting policies and its financial disclosure in respect of its real estate operations are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”).

(a)	Basis of Presentation

All currency amounts are in United States dollars (“U.S. dollars”) unless otherwise stated. The consolidated financial statements include the accounts of Brascan Corporation (“the company”) and the entities over which it has control.

The company accounts for its investments in Noranda Inc. (“Noranda”), Nexfor Inc. (“Nexfor”) and other investments over which it has significant influence, on the equity basis. Interests in jointly controlled partnerships and corporate joint ventures are proportionately consolidated.

(b)	Acquisitions

The cost of acquiring a company is allocated to its identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of acquisition costs over the underlying net book values of assets acquired is allocated to the underlying tangible and intangible assets with the balance being goodwill. The allocated amounts are amortized over the estimated useful lives of the assets. The company periodically evaluates the carrying values of these amounts based on reviews of estimated future operating income and cash flows on an undiscounted basis, and any impairment is charged against income at that time. Goodwill arising on acquisitions is allocated to reporting units and tested annually for impairment.

(c)	Real Estate

(i)	Commercial properties

Commercial properties held for investment are carried at cost less accumulated depreciation. For operating properties and properties held for long-term investment, a write-down to estimated net realizable value is recognized when a property’s estimated undiscounted future cash flow is less than its carried value. The projections of the future cash flow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Depreciation on buildings is provided on the sinking-fund basis over the useful lives of the properties to a maximum of 60 years. The sinking-fund method provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum. Depreciation is determined with reference to the carried value, remaining estimated useful life and residual value of each rental property. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.

Development properties consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures, unless an impairment is identified requiring a write-down to net realizable value.

BRASCAN CORPORATION 2003 ANNUAL REPORT   61

(ii)	Residential properties

Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value. Income received relating to homes and other properties held for sale is applied against the carried value of these properties.

Development land and infrastructure is recorded at cost unless impairment is identified requiring a write-down to net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(d)	Power Generation

Power generating facilities are recorded at cost, less accumulated depreciation. Facilities are tested for impairment based on an assessment of net recoverable amounts in the event of any adverse developments. A write-down to estimated net realizable value is recognized if a facility’s estimated undiscounted future cash flow is less than its carried value. The projections of the future cash flow take into account the operating plan for each facility and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. Depreciation on power generating facilities and equipment is provided at various rates on a straight-line basis over the estimated service lives of the assets, which are up to 60 years for hydroelectric generation assets and up to 40 years for transmission, distribution and other assets.

Power generating facilities and infrastructure under development consist of power generating facilities under construction. These assets are recorded at cost, including pre-development expenditures, unless impairment is identified requiring a write-down to net realizable value.

(e)	Funds Management and Financial Assets

Funds management operations include activities where the company manages investment funds for itself and on behalf of other institutional investors. Financial assets represent securities that are not actively deployed within financial operations, and which can, with varying degrees of timing, be liquidated and utilized to fund strategic acquisitions.

Portfolio securities are carried at the lower of cost and their estimated net realizable value with any valuation adjustments charged to income. This policy considers the company’s intent to hold an investment through periods where quoted market values may not fully reflect the underlying value of that investment. Accordingly, there are periods where the “fair value” or the “quoted market value” may be less than cost. In these circumstances, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and will reduce the carrying value, if necessary. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio. Securities held within the company’s trading portfolio, which are designated as trading securities at the time of acquisition, are recorded at fair value and any valuation adjustments recorded as income.

In determining fair values, quoted market prices are generally used where available and, where not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.

62   BRASCAN CORPORATION 2003 ANNUAL REPORT

Loans and notes receivable are carried at the lower of cost and estimated net realizable value calculated based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

(f)	Revenue and Expense Recognition

(i)	Commercial property operations

Recognition of revenue from a commercial property commences when construction is complete and the property is available for its intended use. Prior to this, the property is categorized as a development property, and revenue related to such property is applied to reduce development costs.

The company has retained substantially all of the risks and benefits of ownership of its commercial properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes participating rents and recoveries of operating expenses, including property, capital and large corporation taxes.

(ii)	Residential property operations

Revenue from the sale of residential land is recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are included in development property or residential inventory assets.

(iii)	Power generation

Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates.

(iv)	Funds management and financial assets

Revenue from loans and securities, less a provision for uncollectible amounts, is recorded on the accrual basis. Provisions are established in instances where, in the opinion of management, there is reasonable doubt concerning the repayment of loans or the realization of the carrying values of portfolio securities or portfolio investments.

Gains on the exchange of assets which do not represent a culmination of the earnings process are deferred until realized by sale. Gains resulting from the exercise of options and other participation rights are recognized when the securities acquired are sold.

The net proceeds recorded under reinsurance contracts are accounted for as deposits when a reasonable possibility that the company may realize a significant loss from the insurance risk does not exist.

(v)	Real estate services

Commissions from property brokerage are recognized at the time of the closing of the related real estate transaction.

(g)	Capitalized Costs

Capitalized costs on assets under development and redevelopment include all expenditures incurred in connection with the acquisition, development and construction until the asset is available for its intended use. These expenditures consist of costs and interest on debt that is related to these assets. Ancillary income relating specifically to such assets during the development period is treated as a reduction of costs.

BRASCAN CORPORATION 2003 ANNUAL REPORT   63

(h)	Pension Benefits and Employee Future Benefits

The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The company uses the accrued benefit method pro-rated on the length of service and management’s best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For defined contribution plans, the company expenses amounts as paid.

(i)	Derivative Financial Instruments

The company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows. Realized and unrealized gains and losses on foreign exchange forward contracts and currency swaps designated as hedges of currency risks are included in the cumulative translation adjustment account when the currency risk relates to a net investment in a self-sustaining subsidiary and are otherwise included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. The periodic exchanges of payments on interest rate swaps designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on power generation commodity swaps designated as hedges are recorded on a settlement basis as an adjustment to power generation income. Premiums paid on options are initially recorded as assets and are amortized into earnings over the term of the option contract. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. The fair value of the derivative that was deferred by the application of hedge accounting is recognized in income over the term of the original hedging relationship.

Derivative financial instruments that are not designated as hedges are carried at estimated fair values and gains and losses arising from changes in fair values are recognized in income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits. Derivative financial instruments of a financing nature are recorded at fair value determined on a credit adjusted basis.

(j)	Income Taxes

The company uses the asset and liability method whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

(k)	Reporting Currency and Foreign Currency Translation

During the first quarter of 2003, the U.S. dollar became the functional currency of the company’s head office operations and the company adopted the U.S. dollar as its reporting currency.

Prior to the change in reporting currency, the accounts of subsidiaries having a functional currency other than the Canadian dollar were translated using the current rate method under which assets and liabilities were translated at the exchange rate prevailing at the period-end and revenues and expenses at average rates during the period. Gains or losses on translation were deferred and included in the cumulative translation adjustment account. Gains or losses on foreign currency denominated balances and transactions that were designated as hedges of net investments in these subsidiaries were reported in the same manner.

64   BRASCAN CORPORATION 2003 ANNUAL REPORT

Subsequent to the change in reporting currency, the accounts of subsidiaries having a functional currency other than the U.S. dollar are translated using the current rate method. Gains or losses on translation are deferred and included in the cumulative translation adjustment account. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these subsidiaries are reported in the same manner.

Foreign currency denominated monetary assets and liabilities of the company and subsidiaries where the functional currency is the U.S. dollar are translated at the rate of exchange prevailing at period-end and revenues and expenses at average rates during the period. Gains or losses on translation of these items are included in the consolidated statement of income. Gains or losses on transactions which hedge these items are also included in the consolidated statement of income.

(l)	Stock-Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options is determined based on the fair value at the grant date using an option pricing model and charged to income over the vesting period.

(m)	Business Combinations, Goodwill and Other Intangible Assets

The company accounts for business combinations using the purchase method of accounting which establishes specific criteria for the recognition of intangible assets separately from goodwill. Goodwill is not amortized, but is subjected to impairment tests on at least an annual basis.

(n)	Carrying Value of Assets

The company assesses the carrying values of long-lived assets initially based on the net recoverable amounts determined on an undiscounted cash flow basis. If the carrying value of an asset exceeds its net recoverable amount, an impairment loss is recognized to the extent that the fair value is below the asset’s carrying value. Fair value is determined based on quoted market prices when available, otherwise on the discounted cash flows over the life of the asset.

(o)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required in the determination of cash flows and probabilities in assessing net recoverable amounts and net realizable values; tax and other provisions; hedge effectiveness; and fair values for disclosure purposes.

(p)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and all highly liquid short-term investments with original maturity less than 90 days.

BRASCAN CORPORATION 2003 ANNUAL REPORT   65

(q)	Changes in Accounting Policies

(i)	Functional currency

During the first quarter of 2003, the U.S. dollar became the functional currency of the company’s head office operations as a result of the increase in U.S. dollar-denominated activity of those operations as compared to prior years. Concurrent with this change in functional currency, the company adopted the U.S. dollar as its reporting currency. The prior year’s financial statements have been translated into U.S. dollars using the current rate method.

(ii)	Guarantees

Effective January 1, 2003 the company adopted the requirements of the CICA Accounting Guideline 14, “Disclosure of Guarantees” (AcG 14), which requires additional disclosure about a guarantor’s obligations under certain guarantees in the financial statements. AcG 14 defines a guarantee as a contract that contingently requires the guarantor to make payments to a guaranteed party based on: (a) changes in the underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due.

(r)	Future Accounting Policy Changes

The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time. In July 2003, the CICA issued handbook section 1100, “Generally Accepted Accounting Principles”. The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The company will implement the new section prospectively beginning on January 1, 2004. Due to the prospective nature of this change, there is no impact on the company’s consolidated financial statements as of the implementation date; however, as a result of the new standard the company will commence recording income arising from tenant leases and depreciation on buildings on a straight-line basis.

In March 2003, the CICA issued Section 3110, “Asset Retirement Obligations”, effective for financial statements issued for fiscal years beginning on or after January 1, 2004. Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. Section 3110 is not expected to have a material impact on the consolidated financial statements of the company.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15). AcG 15 provides guidance for applying the principles in Section 1590, “Subsidiaries”, to those entities (defined as Variable Interest Entities (VIEs)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses, or the right to share expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary, which is defined as the party which has exposure to the majority of a VIEs expected losses and/or expected residual returns. The company is in the process of assessing the impact of the amended standard on the consolidated financial statements.

66   BRASCAN CORPORATION 2003 ANNUAL REPORT

In November 2003, the Accounting Standards Board (AcSB) approved a revision to CICA Section 3860, Financial Instruments: Disclosure and Presentation, to require certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability. It is expected that this will require the reclassification to liabilities of certain of the company’s preferred shares and securities that are currently included in equity. Similar reclassifications are expected for the preferred equity securities issued by the company’s subsidiaries.

Effective January 1, 2004, the company will adopt Accounting Guideline 13, “Hedging Relationships” (AcG 13), the new accounting guideline issued by the CICA which increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting.

(s)	Comparative Figures

Certain of the prior year’s figures have been reclassified to conform with the 2003 presentation.

2.	REAL ESTATE

MILLIONS	2003	2002
Commercial properties	$6,622	$5,960
Residential properties	738	650
Income producing land	129	78
Development properties	774	1,195
Real estate services	48	29

Total	$8,311	$7,912

Commercial Properties

MILLIONS	2003	2002
Commercial properties	$7,137	$6,385
Less: accumulated depreciation	515	425

Total	$6,622	$5,960

(a) Commercial properties carried at a net book value of approximately $2,380 million (2002 — $2,362 million) are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million (2002 — $22 million) annually for the next five years and $996 million (2002 — $1,015 million) in total on an undiscounted basis.

During the year, the company disposed of whole and partial interests in properties for proceeds totalling $469 million. In addition, the company reclassified $558 million from development properties to commercial properties in respect of a commercial property for which the development period was substantially completed on December 31, 2003. The company also acquired a property in Washington, D.C. for $157.5 million.

BRASCAN CORPORATION 2003 ANNUAL REPORT   67

(b) Construction costs of $7 million (2002 — $9 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2003.

Residential Properties

Residential properties include infrastructure, land and construction in progress for single family homes and condominiums.

The company, through its subsidiaries, is contingently liable for obligations of its associates in its residential development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.

Income Producing Land

MILLIONS	2003	2002
Timberlands — owned	$89	$40
Agricultural lands	40	38

Total	$129	$78

Income producing lands generate current income, which is included in income from real estate operations.

Development Properties

MILLIONS		2003	2002
Commercial development properties		$509	$826
Residential lots	– owned	246	345
	– optioned	19	24

Total		$774	$1,195

Development properties include commercial development land and density rights, and residential land owned and under option.

During 2003, the company capitalized construction and related costs of $123 million (2002 — $189 million) and interest costs of $44 million (2002 — $28 million) to its commercial development sites, and interest costs of $28 million (2002 — $17 million) to its residential land operations.

Real Estate Services

MILLIONS	2003	2002
Centract Residential Property Services	$27	$10
Brookfield LePage Facilities Management	9	7
Brookfield Residential Management Services	4	5
Royal LePage Commercial Brokerage Services	8	7

Total	$48	$29

68   BRASCAN CORPORATION 2003 ANNUAL REPORT

Real estate services assets include the fixed and $20 million (2002 — $17 million) of goodwill and other intangible assets associated with the company’s real estate services businesses. These services include residential and commercial brokerage, move management, facilities and condominium management and other services associated with commercial and residential real estate. Property management of the approximate 50 million square feet represented by the company’s commercial property portfolio is included within these operations.

3.	POWER GENERATION

MILLIONS	2003	2002
Property, plant and equipment
Generation	$1,762	$1,336
Transmission	130	99
Distribution and other	60	44

	1,952	1,479
Less:
Accumulated depreciation	298	209

	1,654	1,270
Investment in Louisiana HydroElectric Power	228	210
Generating facilities under development	45	107

Total	$1,927	$1,587

Generation includes the cost of the company’s 44 hydroelectric generating stations (2002 — 37) in Ontario, Quebec, Maine, New Hampshire, British Columbia and Brazil, and the Lake Superior Power gas-fired cogeneration plant. Transmission and distribution is comprised of the cost of regulated transmission and distribution facilities located in northern Ontario.

The company’s hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years 2009 to 2044. The company’s transmission and distribution network operates under a regulated rate base arrangement which is applied to its invested capital.

During 2003, the company completed the development of, through a 50%-owned joint venture, a 30 megawatt (MW) hydroelectric generating station in British Columbia for $51 million, and a 100%-owned 45 MW hydroelectric generation station in Ontario for a cost of $57 million. In addition, during 2003 the company acquired three hydroelectric generating stations located in New England, with a combined generating capacity of 17 MW for an aggregate cash purchase price of $28 million. In December 2003, the company’s three hydroelectric generating stations in Brazil commenced operations with a total installed capacity of 60 MW.

During 2002, the company acquired 16 hydroelectric generating stations located in northern Ontario, Maine and New Hampshire with a combined generating capacity of 645 MW for an aggregate cash purchase price of $411 million. The operations were acquired in three separate transactions and include interconnections with the Ontario and New England power grids.

BRASCAN CORPORATION 2003 ANNUAL REPORT   69

The company accounts for its 75% residual interest in the equity of Louisiana HydroElectric Power under the equity method as it does not have voting control over the investee. The financial statements of Louisiana HydroElectric Power for 2003 and 2002 are summarized as follows:

MILLIONS	2003	2002
Assets	$1,044	$1,015
Debt	812	806
Other liabilities	100	98

Operating revenues	138	133
Operating expenses	35	35
Net income	21	15

4.	FUNDS MANAGEMENT

MILLIONS	Note	2003	2002
Portfolio securities	(a)	$704	$287
Loans and notes receivable	(b)	409	751
Other		102	100

Total		$1,215	$1,138

(a)	Portfolio Securities

MILLIONS	2003	2002
Debentures	$553	$164
Preferred shares	1	19
Common shares	150	104

Total	$704	$287

Portfolio securities include $54 million (2002 — nil) of securities held within the company’s trading portfolio which are recorded at fair market value. The balance of securities are carried at the lower of cost and their net realizable value. The fair value of securities at December 31, 2003 was $720 million (2002 — $268 million).

The portfolio consists of 31% (2002 — 18%) floating rate securities and 69% (2002 — 82%) fixed rate securities with an average yield of 6.8% (2002 — 8.0%) and an average maturity of approximately five years.

Portfolio securities include $5 million (2002 — $27 million) of investments in affiliates, principally equity accounted investees owned as part of funds management operations. Revenue earned on these securities during the year amounted to $1 million (2002 — $1 million).

(b)	Loans and Notes Receivable

Loans and notes receivable include corporate loans, merchant banking loans and other loans, either underwritten on a primary basis or acquired in the secondary market.

The fair value of the company’s loans and notes receivable at December 31, 2003 and 2002 approximated their carrying value based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

70   BRASCAN CORPORATION 2003 ANNUAL REPORT

Loans and notes receivable include $222 million (2002 — $416 million) denominated in Canadian dollars carried at a book value of C$288 million (2002 — C$658 million), as well as $24 million (2002 — $95 million) due from affiliates, which are principally equity accounted investees. Interest earned during the year on loans due from equity accounted investees amounted to $3 million (2002 — $6 million).

The loan portfolio matures between one year and three years, with an average maturity of approximately one year and consists of 90% floating rate loans (2002 — 82%) and 10% fixed rate loans (2002 — 18%) with an average yield of 6.6% (2002 — 9.1%).

Included in Other is $90 million (2002 — $86 million) of goodwill principally arising from the privatization of Brascan Financial Corporation during 2002.

5.	INVESTMENTS

MILLIONS		Category	# of Shares	2003	% Interest	2002	% Interest
Real Estate
Canary Wharf Group, plc	United Kingdom	(a)	52.8	$153	9%	$—	—
Resources
Noranda Inc.	Canada	(b)	122.6	1,212	42%	877	40%
Nexfor Inc.	Canada	(b)	63.8	356	43%	309	43%
Northgate Exploration Ltd.	Canada	(b)	—	—	—	67	42%
Katahdin Papers, LLC	United States	(c)	—	76	100%	—	—
Business Services
Hotel and Ticket Services	Brazil	(b)	—	24	23%/40%	17	23%/40%
NBS/MediSolution	Canada	(c)	38.1/95.1	72	91%/61%	75	55%/41%
Banco Brascan, S.A.	Brazil	(b)	—	45	40%	37	40%
Other		(c)	—	65	—	82	—

Total				$2,003		$1,464

Included in the carrying value of the company’s long-term investments in Noranda and Nexfor is a net amount of $273 million which represents the excess of acquisition costs over the company’s share of the net book value of these investments. The carrying values of each of Noranda and Nexfor are subject to periodic reviews to assess whether any impairments are other than temporary.

These assets are categorized for accounting treatment as follows:

MILLIONS	2003	2002
(a) Portfolio investment	$153	$—
(b) Equity accounted investments	1,637	1,307
(c) Fixed and other assets	213	157

Total	$2,003	$1,464

Fixed and other assets includes $75 million (2002 — $54 million) of goodwill and other intangibles associated with Brascan’s business services activities including contracts and intellectual property.

BRASCAN CORPORATION 2003 ANNUAL REPORT   71

6.	FINANCIAL ASSETS

MILLIONS	2003	2002
Government bonds	$49	$51
Corporate bonds	387	230
Preferred shares	342	397
Common shares	76	40

Total	$854	$718

Financial assets are comprised of securities that are not an active component of the company’s funds management operations (see Note 4).

The fair value of financial assets as at December 31, 2003 was $852 million (2002 — $708 million). The portfolio consists of 20% (2002 — 46%) floating rate securities and 80% (2002 — 54%) fixed rate securities with an average yield of 4.2% (2002 — 5.9%).

Financial assets include $356 million (2002 — $302 million) of securities of affiliates, principally equity accounted investees. Revenue earned on these securities during the year amounted to $24 million (2002 — $24 million).

7.	ACCOUNTS RECEIVABLE AND OTHER

MILLIONS	Note	2003	2002
Accounts receivable	(a)	$1,053	$807
Prepaid expenses and other assets	(b)	508	411
Future income tax assets	(c)	62	53

Total		$1,623	$1,271

(a)	Accounts Receivable

MILLIONS	2003	2002
Real estate	$231	$399
Power generation	131	78
Funds management	449	133
Other	242	197

Total	$1,053	$807

Included in accounts receivable are Executive Share Ownership Plan loans receivable by the corporation from its executives of $12 million (2002 — $12 million) and similar loans receivable by consolidated subsidiaries from their executives of $18 million (2002 — $25 million). No loans have been made since July 2002.

(b)	Prepaid Expenses and Other Assets

MILLIONS	2003	2002
Real estate	$475	$291
Funds management	—	46
Other	33	74

Total	$508	$411

72   BRASCAN CORPORATION 2003 ANNUAL REPORT

(c)	Future Income Tax Assets

MILLIONS	2003	2002
Tax assets related to operating and capital losses	$744	$504
Tax liabilities related to differences in tax and book base	(682)	(451)

Future income tax assets	$62	$53

The future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $482 million (2002 — $247 million) that relate to non-capital losses which expire over the next seven years, and $68 million (2002 — $56 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $194 million (2002 — $201 million) that relate to net operating losses which expire over the next 17 years. The amount of non-capital losses and deductible temporary differences for which no future income tax assets have been recognized is approximately $645 million (2002 — $722 million).

8.	NON-RECOURSE BORROWINGS

(a)	Property Specific Mortgages

MILLIONS	2003	2002
Commercial properties	$4,149	$4,413
Power generation	732	579

Total	$4,881	$4,992

Property specific mortgages include $1,632 million (2002 — $1,094 million) repayable in Canadian dollars equivalent to C$2,122 million (2002 — C$1,728 million) and $43 million (2002 — $48 million) in Brazilian reais equivalent to R$124 million (2002 — R$170 million). The weighted average interest rate at December 31, 2003 was 6.6% (2002 — 6.9%).

Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

MILLIONS	Annual Repayments
2004	$288
2005	499
2006	167
2007	615
2008	255
Thereafter	3,057

Total	$4,881

(b)	Other Debt of Subsidiaries

MILLIONS	2003	2002
Funds management	$647	$587
Power generation	375	375
Real estate	576	429
International operations and other	477	476

Total	$2,075	$1,867

BRASCAN CORPORATION 2003 ANNUAL REPORT   73

Other debt of subsidiaries include $539 million (2002 — $619 million) repayable in Canadian dollars equivalent to C$701 million (2002 — C$978 million) and $15 million (2002 — $57 million) in Brazilian reais equivalent to R$43 million (2002 — R$202 million). The weighted average interest rate at December 31, 2003 was 6.6% (2002 — 7.1%).

Real estate debt represents $576 million (2002 — $429 million) drawn under construction financing facilities which are typically established on a project by project basis. Amounts drawn are repaid from the proceeds on the sale of building lots, single family houses and condominiums and redrawn to finance the construction of new homes.

Other debt of subsidiaries include obligations pursuant to financial instruments which are recorded as liabilities. These amounts include $327 million (2002 — $272 million) of obligations relating to the company’s international operations subject to credit rating provisions, which are supported directly and indirectly by corporate guarantees.

Principal repayments on other debt of subsidiaries over the next five years and thereafter are as follows:

	Funds	Power	Residential	International
MILLIONS	Management	Generation	Properties	and Other	Total
2004	$62	$175	$386	$87	$710
2005	96	200	107	55	458
2006	96	—	65	2	163
2007	183	—	18	3	204
2008	3	—	—	3	6
Thereafter	207	—	—	327	534

Total	$647	$375	$576	$477	$2,075

The fair value of property specific mortgages and other debt of subsidiaries exceeds the book value by $198 million (2002 — $182 million), determined by way of discounted cash flows using market rates adjusted for credit spreads applicable to the debt.

9.	CORPORATE BORROWINGS

MILLIONS	2003	2002
Publicly traded term debt	$1,100	$850
Privately held term debt	113	112
Commercial paper and bank borrowings	—	73

Total	$1,213	$1,035

Commercial paper and bank borrowings are incurred under the company’s bank credit facilities, which are in the form of 364-day revolving facilities totalling $522 million as at December 31, 2003, convertible at the company’s option into three-year amortizing term facilities on each anniversary. These facilities are at floating rates and have a weighted average interest rate of 2.7% (2002 — 2.5%).

74   BRASCAN CORPORATION 2003 ANNUAL REPORT

Term debt borrowings, which have maturity dates up to 2033, have a weighted average interest rate of 5.4% (2002 — 5.2%), and include $13 million (2002 — $12 million) repayable in Canadian dollars equivalent to C$17 million (2002 — C$19 million).

During 2003, the company issued $200 million of 5.75% publicly traded term debt due March 2010 and $250 million of 7.375% publicly traded term debt due March 2033. During 2002, the company issued $350 million of 7.125% publicly traded term debt due June 2012.

Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

MILLIONS	Annual Repayments
2004	$101
2005	9
2006	2
2007	1
2008	300
Thereafter	800

Total	$1,213

The fair value of corporate borrowings at December 31, 2003 exceeds the book value by $140 million (2002 — $79 million), determined by way of discounted cash flows using market rates adjusted for the company’s credit spreads.

10.	ACCOUNTS AND OTHER PAYABLES

MILLIONS	Note	2003	2002
Accounts payable	(a)	$1,163	$932
Other liabilities	(b)	582	330

Total		$1,745	$1,262

(a)	Accounts Payable

MILLIONS	2003	2002
Real estate	$375	$359
Power generation	89	101
Funds management	419	156
Other	280	316

Total	$1,163	$932

(b)	Other Liabilities

Other liabilities include provisions for tax, currency and other financial obligations, as well as the fair value of the company’s obligations to deliver securities it did not own at the time of sale and those pursuant to financial instruments recorded as liabilities.

BRASCAN CORPORATION 2003 ANNUAL REPORT   75

11.	MINORITY INTERESTS OF OTHERS IN ASSETS

Minority interests of others in assets represent the common equity in consolidated subsidiaries that is owned by other shareholders. The balances are as follows:

MILLIONS	2003	2002
Real estate operations	$1,295	$1,236
Power generation	184	164
Other	37	56

Total	$1,516	$1,456

During the year ended December 31, 2002, the company completed the privatization of its financial operations conducted through Brascan Financial Corporation (“Brascan Financial”) for consideration of $227 million in cash, 11.4 million common shares, and 1.1 million Class A, Series 11 preferred shares. In addition, 3.0 million Brascan Corporation options were issued in exchange for Brascan Financial options pursuant to the tender offer. The fair value of the consideration paid amounted to $489 million with the purchase price being allocated to the estimated fair values of tangible and intangible assets. Goodwill on the transaction amounted to $73 million and was allocated to the underlying reporting business units.

12.	PREFERRED EQUITY — CORPORATE AND SUBSIDIARIES

Corporate Preferred Equity

Corporate preferred equity outstanding:

MILLIONS	Note	2003	2002
Corporate
Preferred shares	(a)	$693	$576
Preferred securities	(b)	159	159

Total		$852	$735

(a)	Corporate — Preferred Shares

The company has issued the following preferred shares:

MILLIONS	Rate	Term	2003		2002
Class A Preferred Shares
Series 1	65% P	Retractable	$—	[1]	$—	[1]

Series 2	70% P	Perpetual	$169		$169
Series 3	B.A. + 40 b.p. [2]	Perpetual	75		75
Series 4 + 7	70% P/8.5%	Perpetual	45		45
Series 8	Variable up to P	Perpetual	17		17
Series 9	5.63%	Perpetual	46		46
Series 10	5.75%	Perpetual	159		159
Series 11	5.50%	Perpetual	65		65
Series 12	5.40%	Perpetual	117		—

Total			$693		$576

1	Included in accounts and other payables

2	Rate determined in a monthly auction

P — Prime Rate B.A. — Banker’s Acceptance Rate b.p. — Basis Points

76   BRASCAN CORPORATION 2003 ANNUAL REPORT

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.

The following Class A preferred shares are issued and outstanding:

NUMBER OF SHARES	2003	2002
Class A Preferred Shares
Series 1	18,891	18,891
Series 2	10,465,100	10,465,100
Series 3	1,171	1,171
Series 4 + 7	2,800,000	2,800,000
Series 8	1,049,792	1,049,792
Series 9	2,950,208	2,950,208
Series 10	10,000,000	10,000,000
Series 11	4,032,401	4,032,401
Series 12	7,000,000	—

The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share, except the Class A, Series 3 preferred shares which have a par value of C$100,000 per share.

The Series 10, 11 and 12 shares, unless redeemed by the company, are convertible into Class A shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of both the company and the holder, at any time after the following dates:

		Company's	Holder's
	Redemption Date	Option	Option
Series 10	September 30, 2008	September 30, 2008	March 31, 2012
Series 11	June 30, 2009	June 30, 2009	December 31, 2013
Series 12	March 31, 2014	March 31, 2014	March 31, 2018

During 2003, the company issued 7,000,000 Series 12 5.4% preferred shares for cash proceeds of C$175 million by way of a public offering.

During 2002, the company issued 2,940,000 Series 11 5.5% preferred shares for cash proceeds of C$73.5 million by way of a public offering and 1,092,401 Series 11 preferred shares valued at C$27 million in connection with the privatization of the financial operations. The company also eliminated C$83 million Series 3 preferred shares and C$100 million Series 9 preferred shares acquired by subsidiaries.

(b)	Corporate — Preferred Securities

The company has the following preferred securities outstanding:

MILLIONS	2003	2002
8.35% due 2050	$79	$79
8.30% due 2051	80	80

Total	$159	$159

BRASCAN CORPORATION 2003 ANNUAL REPORT   77

During 2002, the company issued C$125 million 8.30% preferred securities due 2051. The preferred securities are subordinated and unsecured. The company may redeem the preferred securities in whole or in part five years after the date of issue at a redemption price equal to 100% of the principal amount of the preferred securities plus accrued and unpaid distributions thereon to the date of such redemption. The company may elect to defer interest payments on the preferred securities for periods of up to five years and may settle deferred interest and principal payments by way of cash, preferred shares or common shares of the company.

Subsidiary Preferred Shares

Subsidiaries of the corporation have issued the following perpetual preferred shares:

MILLIONS	2003	2002
Commercial real estate	$722	$263
Funds management	287	187

Total	$1,009	$450

During 2003, the company’s real estate operations issued 4,400,000 Class AAA, Series G preferred shares, 8,000,000 Class AAA, Series H preferred shares, and 8,000,000 Class AAA, Series I preferred shares for proceeds of $415 million.

13.	COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

The company’s common shareholders’ equity is comprised of the following:

MILLIONS	Rate		Maturity	2003	2002
Convertible Notes
Series I	B.A. + 40 b.p.	[1]	2085	$44	$49
Series II	4.0%	[2]	2088	8	15

				52	64
Class A and B common shares				1,188	1,237
Retained earnings				1,685	1,491
Cumulative translation adjustment				99	(167)

Common equity				$3,024	$2,625

NUMBERS OF SHARES
Class A common shares				170,661,953	174,052,617
Class B common shares				85,120	85,120

				170,747,073	174,137,737
Unexercised options				7,575,518	6,701,708
Reserved for conversion of subordinated notes				2,528,137	3,105,202

Total diluted common shares				180,850,728	183,944,647

1	Rate determined in a semi-annual auction, maximum 10%

2	Rate determined as 120% of the current common share dividend

B.A. — Banker’s Acceptance Rate b.p. — Basis Points

78   BRASCAN CORPORATION 2003 ANNUAL REPORT

(a)	Convertible Notes

The Convertible Notes are subordinate to the company’s senior debt and the company may, at its option, pay principal and interest due on the notes in Class A common shares of the company.

The Series I and II Convertible Notes are convertible at the option of the holder at any time into a total of 2,528,137 (2002 — 3,105,202) Class A common shares at conversion prices of C$32.00 and C$31.00 per share, respectively, and are redeemable at any time at the company’s option.

(b)	Class A and Class B Common Shares

The company’s Class A common shares and its Class B common shares are each, as a separate class, entitled to elect one-half of the company’s Board of Directors. Shareholder approvals for matters other than for the election of Directors, must be received from the holders of the company’s Class A common shares as well as the Class B common shares, each voting as a separate class.

During 2003 and 2002 the number of issued and outstanding common shares changed as follows:

NUMBER OF SHARES	2003	2002
Outstanding at beginning of year	174,137,737	169,781,433
Issued (repurchased):
Dividend reinvestment plan	38,834	14,912
Management share option plan	390,800	80,000
Conversion of debentures and minority interests	749,538	2,293
In exchange for shares of Brascan Financial	8,164	11,379,399
Normal course issuer bid	(4,578,000)	(7,120,300)

Outstanding at end of year	170,747,073	174,137,737

In 2003, under a normal course issuer bid, the company repurchased 4,578,000 (2002 — 7,120,300) Class A common shares at a cost of $102 million (2002 — $143 million). During 2002, 11,379,399 Class A common shares were issued on the privatization of Brascan Financial at a price of C$34.00 per share for total consideration of C$387 million. Proceeds from the issuance of common shares pursuant to the company’s dividend reinvestment plan and management share option plan (“MSOP”), totalled $7 million (2002 — $1 million).

(c)	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

MILLIONS	2003	2002
Net income	$408	$83
Convertible note interest	(2)	(2)
Preferred security distributions	(15)	(11)
Preferred share dividends	(43)	(33)

Net income available for common shareholders	$348	$37

Weighted average outstanding common shares	172	172
Dilutive effect of the conversion of notes and options	10	10

Common shares and common share equivalents	182	182

BRASCAN CORPORATION 2003 ANNUAL REPORT   79

(d)	Stock-Based Compensation

Options issued under the company’s MSOP vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the grant date. During 2003, the company granted 1,325,000 options with an exercise price of C$29.97 per share. The cost of the options was determined using the Black-Scholes model of valuation, assuming a 7.5 year term, 20% volatility, a weighted average expected dividend yield of 3.44% annually and an interest rate of 4.11%. The cost of $4 million is charged to employee compensation expense over the five-year vesting period of the options granted.

The changes in the number of options during 2003 and 2002 were as follows:

	2003		2002
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise
	(000'S)	Price	(000'S)	Price
Outstanding at beginning of year	6,702	C$24.25	3,475	C$24.01
Granted	1,325	29.97	500	28.72
Exercised	(392)	20.38	(221)	19.15
Converted	—	—	3,004	23.31
Cancelled	(59)	28.18	(56)	22.70

Outstanding at end of year	7,576	C$25.41	6,702	C$24.25

Exercisable at end of year	3,882		3,321

During 2002, three million options were issued to officers of Brascan Financial in exchange for options held by them in that company.

At December 31, 2003, the following options to purchase Class A common shares were outstanding:

		Weighted
NUMBER		Average	Number
OUTSTANDING		Remaining	Exercisable
(000'S)	Exercise Price	Life	(000's)
1,509	C$13.20 — C$19.20	5.8 yrs.	905
1,496	C$19.30 — C$22.70	5.4 yrs.	1,007
4,571	C$24.95 — C$33.22	7.0 yrs.	1,970

7,576			3,882

A Restricted Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of Deferred Share Units (“DSUs”) and Restricted Share Appreciation Units (“RSAUs”). The DSUs and RSAUs vest over a five-year period, and DSUs accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not allowed to convert DSUs and RSAUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSAUs when converted into cash will be equivalent to the difference between the market price of equivalent numbers of common shares at the time the conversion takes place, less the market price on the date the RSAUs are granted. The value of the vested and unvested DSUs and RSAUs as at December 31, 2003 was $43 million (2002 — $6 million).

80   BRASCAN CORPORATION 2003 ANNUAL REPORT

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSAUs. Changes in the amount payable by the company in respect of vested DSUs and RSAUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

Employee compensation expense related to these plans for the year ended December 31, 2003 including those of operating subsidiaries was $15 million (2002 — $6 million).

(e)	Other

Loans receivable from officers of the company of $1 million (2002 — $5 million) owing under the company’s Management Share Purchase Plan are secured by fully paid Class A common shares of the company and are deducted from shareholders’ equity. All loans were fully repaid in January 2004.

14.	RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS

(a)	Derivative Financial Instruments

The company and its subsidiaries use derivative financial instruments including interest rate swaps, cross currency interest rate swaps, commodity swaps, commodity options and foreign exchange forward contracts to manage risk.

Management evaluates and monitors the credit risk of its derivative financial instruments and endeavours to minimize credit risk through offset arrangements, collateral, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the replacement value of the instrument, and takes into account any replacement cost and future credit exposure. The replacement value or cost of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market rates adjusted for credit spreads.

The company endeavours to maintain a matched book of currencies and interest rates. However, unmatched positions are carried, on occasion, within predetermined exposure limits. These limits are reviewed on a regular basis and the company believes the exposures are manageable and not material in relation to its overall business operations.

At December 31, 2003, the company held foreign exchange contracts with a notional amount of $2,669 million at an average exchange rate of 1.317 and a replacement value in excess of that recorded in the company’s accounts of $4 million to manage its Canadian dollar exposure. At December 31, 2002, the company held foreign exchange contracts with a notional amount of $1,652 million at an average exchange rate of 1.565 and a replacement value in excess of that recorded in the company’s accounts of $6 million to manage its U.S. dollar exposure. All of the foreign exchange contracts at December 31, 2003 had a maturity of less than one year. The company also held interest rate swap contracts having a notional amount of $1,125 million (2002 — $882 million) with a replacement value in excess of that recorded in the company’s accounts of $2 million (2002 — $33 million). These contracts expire over a 9-year period.

At December 31, 2003, the company’s Canadian dollar functional subsidiaries held U.S. dollar foreign exchange contracts with a notional amount of $989 million (2002 — $702 million) at an average exchange rate of 1.338 (2002 — 1.536) and a replacement value in excess of that recorded in the company’s accounts of $3 million (2002 — nil), and contracts with a replacement cost in excess of that recorded in the company’s accounts of $1 million (2002 — nil). These contracts expire over the next four years.

BRASCAN CORPORATION 2003 ANNUAL REPORT   81

The company’s subsidiaries also held interest rate swap contracts as at December 31, 2003 with a total notional amount of $1,068 million (2002 — $1,583 million). These interest rate swap contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $12 million (2002 — $1 million), and contracts with a replacement value in excess of that recorded in the company’s accounts of $18 million (2002 — $28 million). The interest rate swap transactions have maturities varying from one to 20 years.

Included in 2003 income are net gains on foreign currency amounting to $55 million and included in the cumulative translation adjustment account are losses net of taxes in respect of foreign currency contracts entered into for hedging purposes amounting to $263 million, which have been more than offset by translation gains on the underlying net assets.

(b)	Derivative Commodity Instruments

The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it anticipates generating electricity for sale. The company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items. As at December 31, 2003, the energy derivative contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $28 million (2002 — $45 million), as well as contracts with a replacement value in excess of that recorded in the company’s accounts of $23 million (2002 — $24 million).

The company has entered into forward gold sale contracts to hedge its exposure to fluctuations in the price of gold. As at December 31, 2003 the company held no forward sale gold contracts. As at December 31, 2002 the company held forward contracts for the sale of 500,000 ounces of gold for delivery in 2003 at an average price of $327 per ounce. The unrealized loss on these contracts was approximately $10 million as at December 31, 2002. In addition, the company deferred $3 million of realized gains on gold forwards in accounts and other payables as at December 31, 2002. These deferred amounts were recognized in 2003.

(c)	Commitments, Guarantees and Contingencies

The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.

In the normal course of business, the company and its subsidiaries enter into financing commitments. At the end of 2003, the company and its subsidiaries had $467 million (2002 — $265 million) in such commitments outstanding. The company’s subsidiaries maintain credit facilities and other financial assets to fund these commitments.

As at September 11, 2001, the company owned eight million square feet of space in four office towers surrounding the World Trade Center site. To date, approximately $202 million has been received for property and business interruption claims relating to these properties. The company’s insurance claim adjustment process is ongoing. Due to the complexity of the issues involved, this process will take additional time to conclude. Based upon the company’s review of its insurance policies and consultation with outside legal experts, the company anticipates a substantial recovery of its losses in rental revenue and costs associated with the repairs of its properties.

82   BRASCAN CORPORATION 2003 ANNUAL REPORT

All buildings in downtown Manhattan were reopened and available for re-occupancy by the first quarter of 2002. No material lease cancellations in the New York portfolio occurred as a result of the events of September 11.

The company has acquired $500 million of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage. The company has reviewed its loan agreements and believes it is in compliance, in all material respects, with the contractual obligations therein.

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.

Reinsurance

The company conducts finite risk reinsurance operations as part of its funds management activities and accounts for the assets and liabilities associated with such contracts as deposits. As at December 31, 2003, the company held reinsurance assets of $822 million (2002 — $621 million) which were offset in each year by an equal amount of reserves and other liabilities. Net fee income earned on reinsurance operations was $15 million (2002 — $14 million) representing $506 million (2002 — $177 million) of premium and other revenues offset by $491 million (2002 — $163 million) of reserves and other expenses.

15.	NET OPERATING INCOME

Net operating income for each business segment is equal to revenue less all attributable expenses except interest, depreciation and amortization, minority share of income and tax expenses. The details are as follows:

(a)	Real Estate

MILLIONS	2003	2002
Revenue, including property gains	$2,567	$2,441
Expenses	1,626	1,636

Net	$941	$805

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(b)	Power Generation

MILLIONS	2003	2002
Revenue	$320	$208
Expenses	148	55

Net	$172	$153

(c)	Funds Management

MILLIONS	2003	2002
Revenue	$260	$214
Expenses	94	74

Net	$166	$140

(d)	Other Operations

MILLIONS	2003	2002
Revenue	$223	$201
Expenses	67	85

Net	$156	$116

16.	MINORITY INTERESTS OF OTHERS

Minority interests of others is segregated into their share of income before non-cash items and their share of non-cash items. The minority share of income before non-cash items represents the portion of income before non-cash items attributable to the minority’s interest, whether remitted or unremitted. The minority share of non-cash items represents the portion of depreciation and amortization and taxes and other provisions attributable to minority’s interest. The details of minority interest expense are as follows:

MILLIONS	2003	2002
Distributed as dividends
Preferred	$25	$25
Common	62	55
Undistributed	132	123

Minority interest expense	$219	$203

Minority share of income before non-cash items	$319	$287
Minority share of non-cash items	(100)	(84)

Minority interest expense	$219	$203

84   BRASCAN CORPORATION 2003 ANNUAL REPORT

17.	INCOME TAXES

The difference between the statutory income tax rate of 37% (2002 — 39%) and the effective income tax rate of 24% (2002 — 33%) is attributable principally to dividends subject to tax prior to receipt by the company of -4% (2002 — -26%), equity accounted earnings that have already been tax effected by the investees of -5% (2002 — 28%), changes in Canadian tax rates of -1% (2002 — nil) and other of -3% (2002 — -8%).

18.	EQUITY ACCOUNTED INCOME (LOSS) FROM INVESTMENTS

The company’s equity accounted income (loss) from investments consists of the following:

MILLIONS	2003	2002
Noranda	$11	$(186)
Nexfor	54	5

Total	$65	$(181)

19.	JOINT VENTURES

The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures reflected in the company’s accounts.

MILLIONS	2003	2002
Assets	$2,369	$1,851
Liabilities	1,421	1,087

Operating revenues	406	334
Operating expenses	192	165
Net income	49	36

Cash flows from operating activities	149	87
Cash flows from investing activities	12	—
Cash flows from financing activities	(18)	(34)

20.	POST-EMPLOYMENT BENEFITS

The company offers a number of pension and other post employment benefit plans to its employees. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. As of December 31, 2003, assets of the plans totalled $38 million (2002 — $28 million), accrued benefit obligations totalled $49 million (2002 — $37 million) and unamortized transitional obligations and net actuarial losses totalled $10 million (2002 — $8 million), for a net accrued benefit liability of $1 million (2002 — $1 million). Included in the accrued benefit obligations is $6 million ($2002 — $5 million) related to other post employment benefits. The benefit plan expense for 2003 was $2 million (2002 — $0.3 million). The discount rate used was 6% (2002 — 7%) with an increase in the rate of compensation of 4% (2002 — 4%) and an investment rate of 7% (2002 — 7%).

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21.	SUPPLEMENTAL CASH FLOW INFORMATION

MILLIONS	2003	2002
Corporate borrowings
Issuances	$450	$413
Repayments	(273)	(204)

Net	$177	$209

Property specific mortgages
Issuances	$725	$795
Repayments	(1,109)	(312)

Net	$(384)	$483

Other debt of subsidiaries
Issuances	$174	$61
Repayments	(92)	(185)

Net	$82	$(124)

Real estate
Dispositions	$610	$295
Investments	(771)	(408)

Net	$(161)	$(113)

Funds management
Securities sold	$306	$20
Securities purchased	(698)	(297)
Loans collected	1,262	899
Loans advanced	(959)	(904)

Net	$(89)	$(282)

Financial assets
Securities sold	$500	$315
Securities purchased	(545)	(173)

Net	$(45)	$142

Cash taxes paid were $42 million (2002 — $16 million) and are included in other operating costs and taxes. Cash interest paid totalled $490 million (2002 — $463 million).

22.	SHAREHOLDER DISTRIBUTIONS

MILLIONS	2003	2002
Common equity
Common share dividends	$124	$110
Convertible note interest	2	2

Total	$126	$112

Preferred equity
Preferred share dividends	$43	$33
Preferred security distributions	15	11

Total	$58	$44

86   BRASCAN CORPORATION 2003 ANNUAL REPORT

23.	DIFFERENCE FROM UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The effects of the significant accounting differences between Canadian GAAP and US GAAP on the company’s balance sheets and the statements of income, retained earnings and cash flow for the years then ended are quantified and described in this note.

(a)	Income Statement Differences

The significant differences in accounting principles between the company’s income statements and those prepared under US GAAP are summarized in the following table:

MILLIONS	Note	2003	2002
Net income as reported under Canadian GAAP		$408	$83
Adjustments
Increase (reduction) of equity accounted income	(i)	(28)	14
Change in deferred income taxes	(ii)	37	50
Convertible note and preferred security distributions	(iii)	(17)	(13)
Conversion of convertible notes and preferred securities	(iv)	(45)	—
Stock options	(v)	—	(14)
Market value adjustments	(vi)	26	(17)
Increased commercial property income	(vii)	18	14
Increased commercial property depreciation	(viii)	(60)	(64)
Minority shareholders’ interests and other	(ix)	—	(15)

Net income under US GAAP		$339	$38

Per share amounts under US GAAP
Net income
Basic		$1.72	$0.03
Diluted		$1.69	$0.02

(i)	Equity accounted income

Under US GAAP, the company’s equity accounted income has been adjusted for differences in the accounting treatment by the underlying company as follows:

Accounting Treatment	Canadian GAAP	US GAAP
For 2003 and 2002
Start-up costs	defer and amortize	expense as incurred
Pension accounting	valuation allowance	no valuation allowance/ additional minimum liability
Derivative instruments and hedging activities	See Note 1 and Note 14	See Note 23(a)(vi)
Asset retirement obligations	expense as incurred	accrue retroactively

Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated

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Statement of Income. US GAAP does not specifically address pension valuation allowances. In 2002, US regulators determined that such allowances would not be permitted under US GAAP. In light of these developments, Noranda eliminates the effects of recognizing pension valuation allowances.

As a result of differences in the original carrying value of Noranda’s Magnesium project under Canadian GAAP and US GAAP, there is a reduction in the amount of the asset impairment charge in 2002 under US GAAP.

(ii)	Deferred income taxes

The change in deferred income taxes includes the tax effect of the income statement adjustments under US GAAP. Also, under Canadian GAAP the tax rates applied to temporary differences and losses carried forward are those which are substantively enacted. Under US GAAP, tax rates are applied to temporary differences and losses carried forward only when they are enacted. In 2003, there was no difference between the substantively enacted rates used under Canadian GAAP and the enacted rates used under US GAAP.

(iii)	Convertible note and preferred security distributions

Under Canadian GAAP, the company’s subordinated convertible notes and preferred securities are treated as equity with interest paid thereon recorded as a distribution from retained earnings. This results from the company’s ability to repay these notes and meet interest obligations by delivering its common shares to the holders. Under US GAAP, the subordinated convertible notes and preferred securities would be recorded as indebtedness with the corresponding interest paid recorded as a charge to income. There is no effect on basic or diluted net income per share.

(iv)	Conversion of convertible note and preferred securities

Under Canadian GAAP, the company’s subordinated convertible notes and preferred securities are treated as equity and converted into the company’s functional currency at historic rates. Under US GAAP, the subordinated convertible notes and preferred securities would be recorded as indebtedness and converted into the company’s functional currency at current rates with the corresponding foreign exchange recorded as a charge to income.

(v)	Stock options

Fair value accounting for stock-based compensation was adopted by the company under Canadian GAAP effective January 1, 2002, which substantially harmonized Canadian GAAP with US GAAP. The amount recorded as an adjustment in 2002 reflects the difference in accounting for a plan amendment between US GAAP and the transition rules under Canadian GAAP.

(vi)	Market value adjustments

Under Canadian GAAP, the company generally records short-term investments at the lower of cost and net realizable value, with any unrealized losses in value included in the determination of net income. However, the company has identified certain distinct portfolios of securities which it has designated to be carried at fair value under Canadian GAAP. Under US GAAP, all trading securities are carried at market, with unrealized gains and losses included in the determination of net income. The adjustment for the year ended December 31, 2003 to record unrealized gains and losses not already recognized under Canadian GAAP was $2 million (2002 — -$18 million).

Under US GAAP, all derivative financial instruments are recognized in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are recognized periodically in either income

88   BRASCAN CORPORATION 2003 ANNUAL REPORT

or shareholders’ equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into net income when the hedged item affects net income. Changes in the fair value of derivative financial instruments that are not designated in a hedging relationship and ineffective portions of hedges are recognized in income. The unrealized adjustment for the year ended December 31, 2003 was $24 million (2002 — $1 million).

The effects of accounting for derivatives in accordance with US GAAP for the year ended December 31, 2003 resulted in an increase in assets of $107 million (2002 — $95 million), an increase in liabilities of $28 million (2002 — $105 million), an increase in other comprehensive income of $75 million (2002 — a decrease of $11 million) and an increase in net income of $14 million (2002 — $6 million) within the company’s consolidated financial statements. During the year ended December 31, 2003, $7 million (2002 — $1 million) of net derivative gains were reclassified from other comprehensive income to income. Over the next 12 months, principally on the settlement of certain contracts in Noranda, the company expects to reclassify $23 million, representing its share of net gains on these contracts from other comprehensive income to income.

(vii)	Increased commercial property income

Under Canadian GAAP, rental revenue is recognized over the term of the lease as it becomes due where increases in rent are intended to offset the estimated effects of inflation. Under US GAAP, rental revenue is recognized on a straight-line basis over the term of the lease.

(viii)	Increased commercial property depreciation

Under Canadian GAAP, commercial properties have been depreciated using the sinking-fund method. Under US GAAP, commercial properties are depreciated on a straight-line basis.

(ix)	Minority shareholders’ interests and other

Minority shareholders’ interests and other has been adjusted for the differences between Canadian GAAP and US GAAP and includes $20 million (2002 — $4 million) of start-up costs which are deferred and amortized under Canadian GAAP and expensed under US GAAP.

(b)	Comprehensive Income

US GAAP requires a statement of comprehensive income which incorporates net income and certain changes in equity. Comprehensive income (loss) is as follows:

MILLIONS	Note	2003	2002
Net income under US GAAP		$339	$38
Market value adjustments	(i)	243	6
Minimum pension liability adjustment	(ii)	23	(101)
Foreign currency translation adjustments	(iii)	269	(112)
Taxes on other comprehensive income		(45)	47

Comprehensive income (loss)		$829	$(122)

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(i)	Market value adjustments

Under Canadian GAAP, the company records investments other than specifically designated portfolios of securities at cost and writes them down when other than temporary impairment occurs. Under US GAAP, these investments generally meet the definition of available for sale securities, which includes securities for which the company has no immediate plans to sell but which may be sold in the future, and are carried at fair value based on quoted market prices. Changes in unrealized gains and losses and related income tax effects are recorded as other comprehensive income. Realized gains and losses, net of tax and declines in value judged to be other than temporary, are included in the determination of income. During 2003, the company recorded $141 million (2002 — $17 million) of net unrealized gains in securities and $27 million (2002 — nil) of net unrealized gains in accounts receivable and other.

Under Canadian GAAP, changes in the fair value of derivatives that are designated as cash flow hedges are not recognized in income. Under US GAAP, changes in the fair value of the effective portions of such derivatives are reported in other comprehensive income whereas the offsetting changes in value of the cash flows being hedged are not. The amounts recorded in other comprehensive income are subsequently reclassified into net income at the same time as the cash flows being hedged are recorded in net income. The company’s share of the amounts recorded by Noranda and Nexfor for derivatives that qualify as hedges under US GAAP is $51 million (2002 — $8 million) which is included in comprehensive income. During 2003, the company also recorded in other comprehensive income a $24 million increase (2002 — decrease of $19 million) in the fair value of contracts for the forward sale of production from the company’s power generating operations.

(ii)	Minimum pension liability adjustment

US GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the consolidated balance sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income. The company has reflected the adjustment including its proportionate share of adjustments recorded by Noranda and Nexfor.

(iii)	Foreign currency translation adjustments

Canadian GAAP provides that the carrying values of assets and liabilities denominated in foreign currencies that are held by self-sustaining operations are revalued at current exchange rates. US GAAP requires that the change in the cumulative translation adjustment account be recorded in other comprehensive income. The amount recorded by the company represents the change in the cumulative translation adjustment account. The resulting changes in the carrying values of assets which arise from foreign currency conversion are not necessarily reflective of changes in underlying value.

90   BRASCAN CORPORATION 2003 ANNUAL REPORT

(c)	Balance Sheet Differences

The incorporation of the significant differences in accounting principles under Canadian GAAP and US GAAP results in the following adjustment of the company’s balance sheet:

MILLIONS	Note	2003	2002
Assets
Cash and cash equivalents		$382	$332
Accounts receivable and other	(i)	2,132	1,663
Securities	(ii)	1,845	996
Loans and notes receivables		511	851
Property, plant and equipment
Real estate	(iii)	7,865	7,518
Power generation	(iii)	1,924	1,587
Equity accounted investments	(iv)	1,491	1,168

Total assets under US GAAP		$16,150	$14,115

Liabilities and shareholders’ equity
Accounts and other payables		$1,736	$1,297
Corporate borrowings		1,213	1,035
Non-recourse borrowings
Property specific mortgages		4,881	4,992
Other debt of subsidiaries		2,100	1,903
Convertible and subordinated notes		254	221
Minority shareholders’ interests		1,419	1,378
Preferred equity
Corporate		685	576
Subsidiaries		1,009	450
Common equity	(v)	2,853	2,263

Total liabilities and equity under US GAAP		$16,150	$14,115

The significant difference in each category between Canadian GAAP and US GAAP are as follows:

(i)	Deferred income taxes

The deferred income tax asset under US GAAP is included in accounts receivable and other and is calculated as follows:

MILLIONS	2003	2002
Tax assets related to operating and capital losses	$980	$788
Tax liabilities related to differences in tax and book basis	(491)	(220)
Valuation allowance	(236)	(284)

Deferred income tax asset under US GAAP	$253	$284

(ii)	Securities

Under Canadian GAAP, the company recorded its short-term investments at the lower of cost and net realizable value except for certain distinct portfolios of securities which it has designated to be carried at fair value and for which unrealized gains and losses in value are included in the determination of income. Under US GAAP, trading securities, which include all of the company’s short-term investments, are carried at market, with unrealized gains and losses included in income.

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Available for sale securities are accounted for as described in this note under (b)(i).

MILLIONS	2003	2002
Securities under Canadian GAAP	$1,558	$1,005
Reclassification from investments	153	—
Net unrealized gains (losses) for trading securities	(16)	(18)
Net unrealized gains on available for sale securities	150	9

Securities under US GAAP	$1,845	$996

(iii)	Joint ventures

Under US GAAP, proportionate consolidation of investments in joint ventures is generally not permitted. Under certain rules for foreign private issuers promulgated by the United States Securities and Exchange Commission (“SEC”), the company has continued to follow the proportionate consolidation method. See also Note 19.

(iv)	Equity accounted investments

The company’s investments include investments in Noranda, Nexfor, and other real estate and business services. For US GAAP, the company’s investments have been adjusted to reflect the cumulative impact of calculating earnings of its equity accounted affiliates under US GAAP and to reclassify non-equity accounted investment balances.

MILLIONS	2003	2002
Investments under Canadian GAAP	$2,003	$1,464
Reclassification to securities and accounts receivable and other	(367)	(158)
Accumulated other comprehensive income (loss)	(80)	(104)
Retained earnings adjustment	(65)	(34)

Equity accounted investments under US GAAP	$1,491	$1,168

(v)	Common equity

MILLIONS	2003	2002
Common equity under Canadian GAAP	$3,024	$2,625
Reversal of Canadian GAAP cumulative translation adjustment	(99)	167
Paid in capital	31	24
Reclassification of convertible notes	(52)	(64)
Cumulative adjustments to retained earnings under US GAAP	(180)	(128)
Accumulated other comprehensive income (loss)	129	(361)

Common equity under US GAAP	$2,853	$2,263

As a result of the above adjustments, the components of common equity under US GAAP are as follows:

MILLIONS	2003	2002
Common shares	$1,183	$1,232
Paid in capital	31	24
Accumulated other comprehensive income (loss)	129	(361)
Retained earnings	1,510	1,368

Common equity under US GAAP	$2,853	$2,263

92   BRASCAN CORPORATION 2003 ANNUAL REPORT

(d)	Cash Flow Statement Differences

Under Canadian GAAP, interest on convertible notes is classified as a shareholder distribution. Under US GAAP, interest on these notes is classified as an operating activity. The summarized cash flow statement under US GAAP is as follows:

MILLIONS	2003	2002
Cash flows provided from (used for) the following activities:
Operating under Canadian GAAP	$742	$325
Convertible note interest	(2)	(2)
Preferred security distributions	(15)	(11)

Operating under US GAAP	725	312
Financing	199	470
Investing	(874)	(832)

Net increase (decrease) in cash and cash equivalents under US GAAP	$50	$(50)

(e)	Changes in Accounting Policies

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. First, SFAS 145 rescinds SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that statement, SFAS 64, “Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements”. Because of the rescission of SFAS 4 and SFAS 64, the gains and losses from the extinguishment of debt are no longer required to be classified as extraordinary items. Second, SFAS 145 rescinds SFAS 44, “Accounting for Intangible Assets of Motor Carriers”. Third, SFAS 145 amends SFAS 13, “Accounting for Leases”, to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Lastly, SFAS 145 makes various technical corrections to existing pronouncements that are not substantive in nature.

In June 2002, FASB issued SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”. This statement requires a liability to be recognized for costs associated with exit or disposal activities when they are incurred rather than at the date upon which a company commits to an exit plan.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which elaborates on the disclosure to be made by a guarantor about its obligations under certain guarantees issued. There is also a new requirement that a guarantor must recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The interpretation does identify several situations where the recognition of a liability at inception for a guarantor’s obligation is not required.

In April 2003, FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristic of derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying, and amends certain other existing pronouncements.

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(f)	Future Accounting Policy Changes

In May 2003, FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a certain financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments may have been previously classified as equity. Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, “Elements of Financial Statements”. The remaining provisions of this statement are consistent with the proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationships established between the holder and the issuer. The company is assessing the impact, if any.

In January 2003, the FASB issued Interpretation 46 “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the entity that has the primary financial interest. FIN 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. In December 2003, the FASB issued FIN 46®, amending the guidance in FIN 46 as well as the transition guidance. Based on the company’s interpretation of the revised transition guidance, the company will be required to adopt the guidance in FIN 46® for the year beginning January 1, 2004. However, the company has adopted this standard for material variable interest entities created after January 31, 2003. The company is in the process of assessing the remaining impact of the amended standard.

24.	SUBSEQUENT EVENT

(a) Subsequent to December 31, 2003, the company sold its interest in Gulf Canada Square in Calgary based on a property valuation of C$222 million.

(b) On February 5, 2004 the company, together with a group of investment partners, announced a committed offer, subject to a minimum acceptance of 50.1% and certain other conditions, to acquire all of the outstanding shares of Canary Wharf Group, plc, a U.K. publicly listed property company which owns approximately 8.8 million square feet of office and retail properties located on the Canary Wharf estate in London, England. The company currently holds a 9.2% common share interest in Canary Wharf Group, plc. The total cash cost of the offer and related expenses is expected to range between £1.5 billion and £1.7 billion and is expected to be funded as to £800 million with non-recourse acquisition debt and £430 million with equity from the investment partners. The balance, which is to be provided by the company, is expected to be between £150 million and £350 million (net of its existing equity investment which, based on the offer price, would be valued at approximately £150 million). The acquisition debt is not available to the investment group if less than 75% of Canary Wharf shares are tendered to the offer. In these circumstances, the company’s net cash commitment could increase to a maximum of £755 million.

25.	SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has four reportable segments:

(a)	real estate operations, which are principally office properties, residential development and home building operations, located primarily in major North American cities;

94   BRASCAN CORPORATION 2003 ANNUAL REPORT

(b)	power generation operations, which are predominantly hydroelectric power generating facilities on North American river systems;

(c)	funds management, which include activities where funds are managed for the company and for institutional investors;

(d)	investments, which are comprised of assets that have been purchased, and which may be combined with operations in the future.

Non-operating assets and related revenue, cash flow and income are presented as financial assets and other.

Revenue, cash flow from operations and gains, income and assets by reportable segments are as follows:

	2003				2002
		Cash Flow				Cash Flow
		From				From
		Operations				Operations
MILLIONS	Revenue	and Gains	Income	Assets	Revenue	and Gains	Income	Assets
Real estate
Commercial properties	$1,120	$721	$721	$6,622	$1,044	$682	$682	$5,960
Residential properties	1,262	131	131	738	1,290	105	105	650
Income producing land	15	6	6	129	16	4	4	78
Development properties	65	65	65	774	—	—	—	1,195
Real estate services	105	18	18	48	91	14	14	29
Power generation	320	172	172	1,927	208	153	153	1,587
Funds management	260	166	166	1,215	214	140	140	1,138
Investments	111	134	132	2,003	81	84	(161)	1,464

	3,258	1,413	1,411	13,456	2,944	1,182	937	12,101
Financial assets and other	112	89	89	2,859	120	96	96	2,321

	$3,370	1,502	1,500	$16,315	$3,064	1,278	1,033	$14,422
Cash interest and other cash expenses		878	878			809	809
Depreciation, taxes and other non-cash items		—	214			—	141

Cash flow/income from continuing operations		$624	$408			$469	$83

Revenue and assets by geographic segments are as follows:

	2003		2002
MILLIONS	Revenue	Assets	Revenue	Assets
United States	$1,973	$7,812	$1,804	$6,991
Canada	990	5,141	899	5,288
International	407	3,362	361	2,143

Revenue/Assets	$3,370	$16,315	$3,064	$14,422

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